Exhibit 99.1

PINTEC TO HOLD EXTRAORDINARY GENERAL MEETING ON JUNE 13, 2025

BEIJING, May 9, 2025 /PRNewswire/ -- Pintec Technology Holdings Limited (NASDAQ: PT) (“Pintec” or the “Company”), a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China, today announced that the Company will hold its extraordinary general meeting of shareholders (the “EGM”) at 4/F, Vanke Times Center, Chaoyang Road, Chaoyang District, Beijing, the People’s Republic of China on June 13, 2025 at 10:00 a.m., Beijing time.

Holders of record of Class A ordinary shares and Class B ordinary shares of the Company at the close of business on May 13, 2025, Beijing time, are entitled to attend and vote at the EGM and any adjourned or postponed meeting thereof. Holders of record of ADSs as of the close of business on May 13, 2025, New York time, who wish to exercise their voting rights representing the underlying Class A ordinary shares will be able to directly instruct The Bank of New York Mellon (the “Depositary”) if ADSs are held directly by holders on the books and records of the Depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A ordinary shares represented by such ADSs at the EGM.

The Notice of EGM, form of proxy card for the EGM and voting card for ADS holders are available on the Company’s website at https://ir.pintec.com/.

About Pintec

Pintec is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. Pintec empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, to solidify its relationship with its business partners and satisfy its clients’ needs. Pintec currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China. For more information, please visit ir.pintec.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec's strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company's limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company's reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company's ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com